SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 May 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

18 May 2011

InterContinental Hotels Group PLC
Board Appointment

InterContinental Hotels Group PLC ("IHG") today announces that Mr Dale F. Morrison is to be appointed an additional independent Non-Executive Director of IHG. He will join the IHG Board with effect from 1 June 2011.

Dale has been President and Chief Executive Officer of McCain Foods Limited (McCain), an international leader in the frozen food industry, with responsibility for its worldwide operations since 2004. McCain's products can be found in thousands of restaurants and supermarkets in more than 130 countries around the world. A food industry veteran, Dale's experience includes 10 years with General Foods, Inc., 14 years with PepsiCo, Inc. and 5 years with The Campbell Soup Company where he served as Chief Executive Officer.

Commenting on his appointment, David Webster, IHG's Non-Executive Chairman, said "I am delighted that Dale has agreed to join our Board. His wealth of experience in consumer marketing and international business will be of significant benefit to the Board and to IHG as a whole.  We very much look forward to welcoming him to the Board".

Dale will also serve on the Audit and Nomination Committees of the IHG Board.

Notes

The following disclosure is required to be made pursuant to LR 9.6.13R (1)
Current Director of International Flavors and Fragrances Inc. from March 2011

The following disclosure is required to be made pursuant to LR 9.6.13R (3)
Served as a Director on the Board of Aurora Foods Inc. which filed for Chapter 11 bankruptcy protection as part of a restructuring plan in 2003, pursuant to its sale to Pinnacle Foods.

No information is required to be disclosed pursuant to LR 9.6.13R (2) (4) (5) and (6) in respect of this appointment.

For further information, please contact:

Investor Relations (Heather Wood, Catherine Dolton):	+44 (0) 1895 512 176

Media Affairs (Leslie McGibbon, Kari Kerr):	+44 (0) 1895 512 425 +44 (0) 7770 736 849

Notes to Editors:

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is a global company operating seven well-known hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with 58 million members worldwide.

IHG is the world's largest hotel group by number of rooms and IHG franchises, leases, manages or owns, through various subsidiaries, a portfolio of over 4,400 hotels and more than 652,000 guest rooms in 100 countries and territories around the world.

IHG has more than 1,200 hotels in its development pipeline and expects to recruit around 160,000 people worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at http://www.ihg.com and information for the Priority Club® Rewards programme at www.priorityclub.com. For our latest news visit www.ihg.com/media, Twitter www.twitter.com/ihgplc or YouTube http://www.youtube.com/ihgplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	18 May 2011